Filed by Barclays PLC Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-2 under the

Securities Exchange Act of 1934

Subject Companies:

Barclays PLC

(Commission File No. 1-09246)

Barclays Bank PLC

(Commission File No. 1-10257)

ABN AMRO Holding N.V.

(Commission File No. 1-14624)

ABN AMRO Bank N.V.

(Commission File No. 1-14624-05)

JOHN VARLEY

GROUP CHIEF EXECUTIVE

BARCLAYS PLC

UBS Global Financial Services Conference, New York

“M&A: curse or cure?”

14th May 2007

Future SEC Filings and this Filing: Important Information:

In connection with the proposed business combination transaction between ABN AMRO Holding N.V. (“ABN AMRO”) and Barclays PLC (“Barclays”), Barclays expects it will file with the SEC a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, once they are filed with the SEC.

This document shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities in such a proposed transaction, nor shall there be any sale of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of ABN AMRO’s and Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘aim’, ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact. Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC’s website at www.sec.gov.

Any forward-looking statements made herein speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

John Varley Conference Speech

Thank you, Alistair, very much. Yes, —as you say—normally the habit of your guests on these occasions is to completely ignore the title that you’ve given them and the theme that you give, but I can assure you I’ve been electrified by this particular theme so I shall be extremely disciplined this morning in talking about what I, what our hosts, want me to talk about.

And I should also say and I’ve, said it on these occasions before, I’ll try and make my messages simple. I remember a presentation I went to early in my business life. I was a lawyer and I went to an American Bar Association presentation in Washington. And somebody got up to talk about litigation advocacy; and he said, “You’ve gotta say—you gotta do something memorable.”

And he reached into his briefcase and pulled out a chicken, which he threw with great drama into the room—feathers scattering. And he said, “You will forget everything else that happened on this day but you will remember that chicken.” And, of course, I do. And so if you depart from today with one or two points—simple points that I make which you remember, than I will feel that I’ve used my time well and, I hope, your time well.

Anyway, thank you—so many of you—for turning out to listen to me this morning. Of course, the theme of “Mergers and Acquisitions: curse or cure?” it’s very topical for us. And, as Alistair has said, we’re in the middle of the biggest merger and acquisitions transaction in the history of the financial services industry.

So we have strong opinions on the subject!

With all the sound and fury of the ABN AMRO transaction ringing about us, it’s important to keep an eye on the underlying performance at Barclays where I think the trends of recent years were amplified by our performance in 2006.

And that’s a picture of significant profit growth, a picture of risk diversification, and a picture of strong dividend flows.

But let me go to the immediate subject at hand, and I will touch regularly on our performance as I go. I think, when considering the subject of M&A, a good place to start is with strategy, and for us at Barclays, strategy is identifying existing and changing customer needs and behaviours …….

……. deriving from that, a clear view about growth in the financial services industry …….

……. and then aligning our portfolio businesses, (in terms of capabilities and footprint and products and service) with these sources of growth.

At the end of 2003, (and based on two judgements: that the demand led volume growth in the industry was going to be large and that the needs and buying behaviours of customers and clients around the world would steadily converge) we took the decision that we should extend – aggressively – the footprint of our competitive activities both by geography and business line.

Our goal was to increase the extent of our activities outside the UK, and achieve thereby a very different trajectory of growth from the growth we had experienced in the past.

In particular, that meant diversifying our profits.

Since we took that decision, the percentage of our profits sourced from outside the UK has grown significantly, and I show that on this slide here.

You can see that we’ve gone from 20% non UK, to 50% non UK, and rising.

And with that diversification has gone significant profit growth, as shown on this next slide.

Our profits in the first four years of the decade averaged about £3.5bn per annum. In 2006, the pre-tax profit exceeded £7bn.

There is cause and effect here. Look at this next slide.

This shows our profit performance in the first four years of the decade, and then our profit performance in the three years since then.

We made the decision to diversify in 2003. With improving diversification has gone a better business mix.

This chart shows the dependency of Barclays on its UK Banking business in 2000.

I am now showing the 2006 picture alongside the 2000 picture.

As you can see, our UK businesses have continued to grow strongly through this period. But the rates of growth outside the UK have been higher still.

I think strategy should be thought of as “the what.” It’s not, in other words, “the how.”

In our view, “the how” can be either organic or inorganic.

I am fond of quoting von Clausewitz. As you know, he was a famous Prussian historian. He described war as the extension of diplomacy by other means. I think that’s a good way of describing M&A. It’s the extension of organic strategy by other means.

And this causes me to say – you’ve heard me say it many times—that M&A should be the servant of strategy, not its master.

Or put it another way, M&A is only the means. It’s not, nor should it ever be, an end in itself.

Going back to my point about the pursuit of strategy being, for us, the pursuit of higher growth, we are clear, and we have talked a lot about, the sources of growth in the financial services industry over the course of the coming years. I have on that list as the principal drivers of growth ………

•	…… the privatisation of welfare provision;

•	wealth generation and wealth transfer;

•	explosive growth in demand for financial products in emerging markets;

•	significant growth in the utilisation of credit cards for both payments and borrowing;

•	the securitisation of financing;

•	the derivativisation of risk management;

•	and the demands placed on the capital markets to finance infrastructure development throughout the developed and developing world.

That adds up to a lot of volume and in a world where volumes and demand are being influenced by these air currents, it’s pretty clear to me what capabilities you must have to have to be successful:

•	You need brands that attract customers outside home markets, as well as in them.

•	You need broadly based physical and electronic distribution.

•

You need strong risk management and risk transference capability, because velocity in the balance sheet – the ability to distribute the assets that you originate—is one of the gating factors of success.

•	You need structuring and a manufacturing capability.

•	You need a broad spectrum of products, that facilitate relationship extension.

•	And you need an advantaged cost of leads generation, and cross-sell.

We have carefully been assembling a portfolio of businesses that has these characteristics.

Now, the requirements, that I have just described, can be secured either through organic or inorganic means.

And if I look at Barclays, we’ve directed a great deal of organic investment:

•	Into BGI (profit before tax in BGI in 2000 was around $100m. In 2006, it was about $1.3bn. All of that growth has been generated through organic means).

•

Investment into Barclays Capital (where compound PBT growth over the first six years of the decade has been 25% which is 6 percentage points ahead of the next best competitor, which was Goldman Sachs).

•	And into the development of our Retail and Commercial Banking businesses in places like India, Egypt, United Arab Emirates, Italy and Portugal.

You can also, of course, find those characteristics, those sources of growth through inorganic means ………

……. and the recent examples in Barclays over the course of the last years have been the acquisitions:

•	of Banco Zaragozano,

•	of our controlling stake in Absa,

•	of Indexchange,

•	of EquiFirst and HomEq,

•	and now in our merger proposals with ABN AMRO.

Let me say a word about ABN AMRO.

The opportunity fits well within our strategy, and it would accelerate it.

As I said a moment ago, the goal of our strategy is to diversify our profit base to achieve higher profit growth.

Why merge with ABN AMRO?

The answer is simple: it will increase profit diversification and it will deliver higher profit growth.

Our belief is that if you’ve made the decision to compete outside your home market as well as in it – and we have – then the best vehicle in which to drive towards the very significant income growth that we see in the financial services industry over the course of the coming years, is in a fast-moving and appropriately integrated universal bank.

Through merger with ABN AMRO, we can create one of the most competitive, one of the most capable banking groups in the world, and thereby generate profit growth beyond the growth that we will achieve on a stand alone basis.

Does a merger with ABN AMRO represent a change of Barclays strategy?

No.

So to be clear, were we unable to complete our merger, our strategy would not change.

But what the merger would facilitate is the rapid acceleration of our strategic development, saving us, in my view, some 3-5 years in our strategy to create the best alignment between the composition of the enlarged Barclays Group and the sources of growth in the global financial services industry that I’ve touched on.

I said that we look at M&A as a means and not an end. And that implies that M&A has to be, and I repeat, has to be, subject to stringent financial disciplines.

We are very clear about the financial disciplines that we apply to both organic and inorganic activity. We applied them to Zaragozano; we applied them to ABSA, and we are applying them to the ABN AMRO opportunity.

The fact that ABN AMRO is big doesn’t cause us to dilute those disciplines.

In fact, because it is big, and because we would be issuing a lot of equity, we need to be very sure of return, and very clear about the successful application of our financial tests.

I am sceptical of the suggestion that strategic options create value. I bet you’ll hear the words “strategic options” many times during the coming day or two. Beware!

Normally when you hear the phrase “strategic options” used in the context of M&A, it means that the financials don’t stack up!

For us, strategy and financials are two sides of the same coin. In other words, they are inseparable.

Let me talk about some of the lessons we have learned in M&A in Barclays.

You may be assuming that I am not going to talk about the Woolwich. I am going to talk about the Woolwich (and about BGI and Absa).

The first lesson is that you must have a dominant culture.

There is no such thing as “merger of equals”.

In the case of BGI, we took the decision that the dominant culture of our enlarged asset management activities would be the process driven, highly quantitative, West Coast culture of what became Barclays Global Investors.

You must choose what works best for the type of business you are in, and for the customers whom you serve.

A second point is that you should not be shy about paying top compensation rates if what you’re paying for is the best performance in the industry. There’s no point acquiring a business unless you want it, and expect, it to be a market leader. Compensation is an important facilitator of market leadership.

It was in theory quite a challenging moment at the time for the Barclays Group Remuneration Committee when market pay for the senior leaders of Barclays Global Investors was a lot higher than that of the then Chief Executive of the Group.

But in fact Barclays has always been rational in this space, and this has made us a good developer of human capital businesses such as investment banking and investment management. That’s because we’ve never had a big hang-up about paying top quartile compensation for top quartile performance.

Another point is being crystal clear about where the acquired business fits within your group and fits within your strategy.

So, in the case of Barclays Global Investors, it’s abundantly clear to me that asset management is one of the big growth areas in the financial services industry over the course of the coming years. And I am clear that I want our shareholders to have good exposure to that growth.

I think all of these things have helped us to make BGI the market leader that it is.

Another learning point is from our M&A experience is to watch like a hawk the underlying performance of the acquired business.

The Woolwich is a good case study here.

Let me say one thing upfront: our ability to compete for retail business in the United Kingdom is strengthened significantly by the presence of the Woolwich within the Barclays Group.

The Woolwich is a great mortgage brand. It’s the brand under which we do all our UK Home Finance activities. And it’s a stronger brand in this space than the Barclays brand. So from a strategic point of view was the acquisition of the Woolwich a good move? The answer to that is yes.

But did we manage the integration well? And did we create the returns on capital that we should have done in the early days? The answer to those questions is no.

For a while we were more interested in synergy capture than in underlying performance. It’s very clear to me that this was a mistake. As it happens, mortgage margins took a thumping during the 36 months following the acquisition. So our timing, could have been better. But we spent too much time concentrating on synergy delivery (in fact the synergies we realised far exceeded our business case). And too little time on integration, and underlying business performance.

Another point – again, using the Woolwich as an example – is that the degree of integration of an acquired business should always be driven by what works best for the customers that you serve. In other words, in a business where customers look to you to provide solutions to multiple needs, complete stand-alone never makes sense.

The Woolwich Chief Executive became Chief Executive of the enlarged Retail Financial Services Division within Barclays. It was very difficult for him to justify, let alone implement, the integration of Woolwich into Barclays. So it stood alone for too long.

We have now addressed the systems and staff integration and the branch overlaps. We are seeing the strong benefits of this integration in our UK mortgage performance 2006 versus 2005: the radical improvement in customer experience has caused negative net flow in the second half of 2005 of 3% to become positive net flow of 4 1/2% in the second half of 2006, a swing of 7%.

So yes, we learnt a lot of lessons as a result of our experience in the Woolwich.

And we have applied these lessons in every transaction since then. So, with Banco Zaragozano in Spain, for example, we

•	Made changes to the management structure immediately

•	We disposed of non-core assets within six weeks of completing the acquistion

•	And we achieved systems integration within the first year of ownership

•	We set clear profit targets (which included synergies, but which were not confined to synergies) and we have been exceeding those targets

Your M&A strategy must be inseparable from your overall strategy.

Absa is a good example of another piece of M&A activity that fits right into the heart of Barclays strategy.

In making the decision back in 2003 that we should pursue higher growth through earnings diversification, it was very clear to us that we needed to increase our exposure to emerging markets.

Of course emerging markets, and returns from businesses there, have to be looked at on a risk adjusted basis.

We have been doing business in Africa for over 100 years and we have a good understanding of African risk.

We were very clear about the financial metrics that we should apply to the Absa transaction and we apply these to all M&A transactions: we were looking for a substantial economic profit increment within four years. We were looking for a return on investment well in excess of risk adjusted cost of capital; we were looking for a positive medium term impact on cash EPS; and we were looking for a return exceeding the equivalent return from buy-backs.

Each of these financial tests has been passed – or is being passed – in the two years since we acquired our controlling stake.

And so the ownership of Absa has helped us to achieve higher growth through earnings diversification.

The returns, and the absolute profit contribution, that we are achieving from our new South African subsidiary are both well in excess of the acquisition business case.

There’s another point that Absa illustrates which has been consistently relevant to us as we’ve grown through selected M&A activity:

Absa has given us significant strength in core retail and commercial banking in a large and fast growing market. And it’s given us a big market share of that market.

But Absa, just as Banco Zaragozano before it, liberates another economic opportunity and that is the economic growth made possible by the grafting of global business capability (in our case: institutional money management, investment banking and credit cards) onto a powerful retail and commercial banking distribution platform.

So the fastest growing parts of Absa in 2006 were Absa Card and Absa Capital, into both of which businesses we have injected Barclays sourced leadership.

Absa has been a real success story during our ownership so far. But don’t take my word for it. Absa has a significant traded minority. And the market judges the value of the stock every day. We paid 82 rand a share less than two years ago. Today, the stock is trading at 140 rand.

These lessons are guiding us in our work on the ABN AMRO merger.

M&A needs to be considered with a cool head.

For sure, if your strategy depends on M&A then you can represent a danger to your shareholders.

But control it, use it, operate it within stringent financial parameters

……and in those circumstances it can be a source of value because it can be a source of growth.

I hope that you see that in our past, and that you will see it in our future.

Thank you very much. I am happy to take questions.

QUESTIONS AND ANSWERS

Question 1:

Can you comment on the–that you are paying close to a billion dollars for the naming rights of the New York Nets arena that’s going to be built. Can you tell us a little bit about why you’re doing that? Are you planning to sell that stake at some point? Are you trying to have a retail branch network here in the New York area at some point?

Answer – John Varley:

One of the things that follows from making a decision such as we did to diversify our earnings, is to be very thoughtful about how we can develop the brand equity of Barclays around the world. And those naming rights and that sponsorship decision is intended to drive the increasing visibility of the Barclays brand within the metropolitan area of New York.

I would say that when I think about the visibility of Barclays around the world, and given the importance of the American market in terms of economic profit production because it’s the deepest pool of economic profit in the financial services industry and for all the fact that our businesses in the US have grown quite well over the course of last year, I don’t think that the Barclays brand is as visible as we would like it to be, and that’s what our decision is driven by.

If I think about our natural line of advance in the US, I made reference in my remarks to BGI, about 60% of BGI’s profit comes from the United States; and as I said, it went from a $100 million in 2000 to $1.3 billion in 2006. In other words, the Barclays brand, is worth investing in heavily in the United States. Getting greater visibility to it is worth investing in heavily.

And I would say the same thing of Barclays Capital. And if I look at our profits in Barclays Capital last year—about £2.2 billion —about 30% of that came from the United States, and growing. The United States, over the course of the last years, has been the biggest source of growth in BarCap over the period.

So again, there’s cause and effect here. I want greater visibility and I think that that decision will drive greater visibility in time. I know that there has been speculation about this— a preface to some big move into commercial banking by Barclays in the United States. And I’ve said before and I’ll say it to you, that it’s always good for chief executives to give careful thought to the decisions that could get them sacked fastest.

And I think that the decision that would get me sacked fastest would be issuing paper for a retail and commercial banking business in the United States in circumstances where the synergy opportunity is very modest.

I just think that the valuations are completely out of line. And so, don’t read it as the advent of some big move into retail and commercial banking in the United States. We’ve got a very fast-growing business in the United States. We’re hugely committed to this marketplace, but we’ve got good coverage, in the markets that we’ve chosen. And I think the key thing in the US—who knows it better than this audience?—is to be very clear about choosing your competitive ground.

Question 2:

Thank you, and thanks for having the courage to show up this morning.

John Varley:

My pleasure. We keep our promises.

Question 2 (continued):

Just, just assuming, just for the sake of argument, that you did get ABN AMRO and Bank of America got LaSalle—so, just describe for me what you find attractive in the franchise because there doesn’t seem to be a lot of overlap between ABN AMRO, and the ABN AMRO franchises. What is it about the ABN AMRO franchises that you would take ex-LaSalle that you find interesting, attractive to you?

Answer – John Varley:

It’s a good question. Of course, it’s very much on our minds. If I look at the portfolio that we have in the enlarged Barclays group post-merger with ABN AMRO, it has a much better alignment with growth in the financial services industry than we have today. And that, hence, the remarks that I was making, in my presentation; that we’re very thoughtful about trying to maximize the connection between our portfolio of businesses and growth in the industry. So, when I think, for example, about exposure to developing markets, ABN AMRO has, frankly, better exposure to developing markets than Barclays. It’s got a very big business in Brazil—twelve million customers. It’s got a very big business in Asia—three million retail customers. So, the emerging market exposure, which would represent about 25% of the enlarged group, is one of the real attractions to us.

Another real attraction is that ABN AMRO has deep franchises, deep relationships, with both corporate and personal customers. And if I could just talk for a moment about corporate customers, I’m very struck, again, by the increasing demand from business banking customers, SME customers around the world for capital markets products, financing and risk management products. And I’m seeing that in Barclays in our UK Business Banking business, and our Spanish business and, most recently, in our South African business. ABN AMRO’s portfolio has a very significant skew towards the middle market. In terms of middle market relationships, it has a much bigger set of relationships than Barclays does. And, yet, the product strength of ABN AMRO is not the product strength of Barclays.

And, so, I ask myself the question: can we apply the Absa test to the ABN AMRO businesses? So, in other words, can we take a very strong commercial banking franchise that Absa has in South Africa and link Barclays product into that franchise? Now, I’ve seen it working in Barclays; there is plenty of empirical evidence that this works and the demand is there. And that’s another very obvious source of strength in the coming years for putting these two businesses together.

One other example that I will give you is that, to me, it’s an interesting example—we have a 25% market share in business banking in the United Kingdom. But we have a 7% market share of those customers’ payments business. Who has one of the best payments and transactional banking platforms in the world? ABN AMRO.

And one of the sources of synergy in the work that we have done is by hooking Barclays payments and transactional banking activities onto the ABN AMRO platform. So, these would be simple illustrations of why it is that, in terms of capability and in terms of growth, I have the confidence that I do. And that to me is the essence of this.

You know people talk about size. Size is irrelevant. Size is irrelevant to customers in making their decisions, and it’s irrelevant to you as investors. What you’re interested in is growth or value, and what customers are interested in is capability. And I think that the capability of the enlarged organization would be stronger as a competitive force than the capability of the stand alone.